Filed by Lawson Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Lawson Holdings, Inc.
Commission File No.:  333-129862

Lawson & Intentia - 8.30 CET

203 Columbus Avenue · San Francisco  94133

toll-free 877-TIGERFISH

www.tigerfish.com

Maggie Knack – Lawson Software – Director of Investor Relations

Good morning, everyone. Welcome to the presentation by Lawson Software and Intentia International to discuss the combination of the two companies. Thank you for joining us today. My name is Maggie Knack, I’m with Lawson Software investor relations, and our presenters today are Harry Debes, president and chief executive officer from Lawson, Bob Barbieri, Chief Financial Officer from Lawson, and Bertrand SSciard, CEO of Intentia.

Before we get started today, I have the pleasure of reading some statements to you. Our safe harbor statement reads as follows:  This presentation contains forward-looking statements, including forecasts of market growth, future revenue, benefit to the proposed merger and expectations that the merger will be accretive to Lawson’s results and other matters that involve known and unknown risks.

Uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this presentation. Such risk factors include, among others, difficulties encountered in integrating merged businesses, uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies, satisfaction of closing conditions to the transaction, whether certain market segments grow as anticipated, the competitive environment in the software industry and competitive responses to the proposed merger, and whether the companies can successfully develop new products, and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in the risk factors section of Lawson Software’s most recently filed Form 10-Q and form S-4 proxy statement prospectus. Lawson Software and Intentia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this presentation.

Additional information is available. Lawson Software has filed a registration statement on form S-4, containing a proxy statement prospectus in connection with the proposed acquisition of Intentia by Lawson, pursuant to the terms of a transaction agreement by and between Lawson and Intentia. The security holders of Lawson and Intentia are urged to read the proxy statement prospectus and other relevant materials because they contain important information about the offer.

Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Lawson www.lawson.com, or on the merger website at www.intentia.lawson.com.

Lawson, Intentia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of Lawson and Intentia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction are included in the joint proxy statement prospectus of Lawson and Intentia described above.

These documents are available free of charge at the SEC’s website at www.sec.gov, and from the investor relations team at Lawson as described above. Thank you for getting through that with me. And now I’d like to turn it over to Harry Debes for Lawson.

Harry Debes – Lawson Software – President and CEO

Thank you, Maggie. Good morning, everyone, my name is Harry Debes, I’m the CEO of Lawson Software. Well, it’s been a long journey, probably a little bit longer than we all anticipated, but we’re glad to we appear to be at the end of that journey today. We have two goals that we’d like to accomplish today. First of all, we are very much interested in convincing the shareholders, the remaining shareholders of Intentia to tender their shares, and thereby vote in favor of this transaction.

And secondly, we would obviously like those shareholders to become familiar with the new Lawson story and retain those shares in the new Lawson company because we believe we have a great future. So those are our two goals today, and I and my colleagues will take you through the rationale of the transaction in the first place, what we’ve done over the last nine months while we’ve been waiting for this day to arrive, and how we plan to integrate the two organizations and our go to market strategies, and also some of the synergies, both on the cost side and on the revenue side that we believe we can achieve, and where we believe our position in the market will be once this transaction closes and the new Lawson gets formed.

I should also tell you, I think probably many of you know that on Monday, Lawson conducted its annual shareholders’ meeting, and our shareholders voted overwhelmingly in favor of this transaction. So we’ve achieved that very important milestone, and this is the last stage, we hope, in this exercise. So let me begin. Oh, by the way, today’s agenda is going to be I will speak first, and I will hand over to Betrand SSciard, and then we’ll hand it over to Bob Barbieri, and then we’ll have a panel discussion and we’ll take your questions. Okay?

So, a little bit of history. I won’t bore you, I think many of you probably already know this material, but just to recap the rationale for the transaction. Of course, both the Lawson and Intentia businesses have been around in this very dynamic and changing ERP software world for a number of years. Lawson’s been around for 30 years, Intentia a little over 20 years. Similar backgrounds, similar sort of strategies, slightly different orientation.

Lawson started off the company in the Midwestern United States and has focused their business almost exclusively in the Americas. 95% of Lawson’s revenue comes from the Americas. Also, Lawson has focused almost exclusively on the services industry sector, specifically the back office of the services industry sector, selling financial systems, human resources systems, procurement systems.

And that has been the genesis and the history of the Lawson Company, going through a couple of generations of IT, but nevertheless that’s where we are today. In that environment, there are some constraints to our growth. Now, it’s no secret, there is a global economy these days, and Lawson is unable to participate in that global economy because we are so much US-focused.

We also don’t have a broad portfolio of solutions in, seeing as we focus almost exclusively on services industries, and specifically back office applications. So as the world is changing, and especially as our world is consolidating, we’ve found ourselves being somewhat limited in terms of the potential that we could achieve over the next few years. Similarly, Intentia, its history being mostly Europe, and focusing on the manufacturing and distribution of asset intensive industries found itself similarly constrained in terms of its long-term growth goals.

Intentia, as you know, has a small operation in the US, but only about 5% of their revenue comes from the US, and it’s a difficult market to break in because there are some seriously large players there already. Likewise, about 10% of their revenue comes from Asia, and while that’s a great starting point, we need to exploit that opportunity. So Intentia, just like Lawson, found itself constrained.

When we were looking for a partner or a way to grow our business, Intentia likewise was looking for one, and we found each other because we complemented each other so well. There’s very little overlap in terms of geography, there’s very little overlap in terms of product, and the good news is that from a technology perspective, we’re completely compatible, both having standardized on the Java environment and an IBM Websphere type of environment as well.

So we don’t have any conflict there, and sometimes in transactions like this people underplay the technology differences, which may in fact cause huge problems when you start implementing, integrating the organizations and then going to market. So we don’t have some of those issues. As the combination, we think we have a great story going forward because we’re matched so well.

We become a global player, revenues of about $750 million, etc., and I’ll cover that a little bit later on. So that’s the rationale for why the two companies got together in the first place. Here’s another piece of data:  As you know, the market has been consolidating now for the last three or four years. Oracle last year spent something like $17 or $18 billion in acquisitions.

SAP has been doing so on a smaller basis, and Microsoft likewise did some acquisitions. But in our market today, size and scale does matter. Having a global presence does matter, having a broader portfolio of solutions does matter. And on the left side you see a lot of players who have been around in this market for a long period of time, but many of those names have disappeared. They’ve either been swallowed up or they have completely disappeared from the market.

Now there are much fewer players left. There are a few giants, of course, and we believe that this consolidation environment has actually created an opportunity for someone like the new Lawson to come forward and grab that opportunity. Because not everyone, not everyone wants SAP or Oracle. In fact, I will tell you that there are a lot of people who don’t want or don’t need SAP or Oracle, first because of their size, their complexity, their cost of ownership, but also because of the experience that they have with their clients, and the experience is not always pleasant in an SAP or Oracle environment.

And you only have to read the newspapers to become familiar with that. So we think we have an excellent positioning in the market. There is a need for choice; there is a need for a strong number three player that could develop over time. And I think given the history and the resources, both at Intentia and at Lawson, we think we’re very well set up to be that company.

In terms of the types of organizations that we will target, both historically and going forward, it’s pretty much the same as we’ve done in the past. We’re looking for companies in a few targeted verticals. We’re not going to try to compete with SAP or Oracle on their terms. In other words, we’re not going to try to compete in 40 different verticals. We’re not going to try to compete in 150 different countries.

We’re going to be much more selective than that, in verticals where we have historical strength, and in size of organizations where we’re particularly well suited, and that would be primarily in the middle market area. And these are some of the characteristics that would define the middle market. Another way to define the segment that we’re going to be participating in is in these types of industries, and you can see many factors in trade specifically where Intentia has been strong and you see some of the brand names of customers that we’ve, that Intentia has accumulated over the years.

And in the services side, where Lawson has been strong. And I’ll use a Lawson example because I’m more familiar with it. But in the sector of healthcare, particularly in the United States, strangely enough, you may find this strange, that Lawson is in fact the dominant player in that sector. Even though SAP and Oracle have been active or are active, Lawson nevertheless wins eight out of ten opportunities in that sector.

We have 500 of the top 800 health care institutions, which represents more than 4,000 hospitals in the US, are our clients. We’ll get the other 300, it’s not that they’re using SAP or Oracle, they’re using either legacy or homegrown applications, but we will win them over time at a rate of 80% or better going forward. And that’s the kind of focus that I’m talking about that I think the new Lawson will commit itself to in order that we can penetrate the other targeted verticals over time.

Sometimes people characterize us as being a mid-market player, and I know there are many different definitions of that mid-market. Sometimes people just describe size as being the primary definition of what a mid-market organization looks like. And that’s largely true because from a size perspective, it is true that 75-80% of our clients in fact fall in this mid-market definition in terms of their size.

However, we do have some fairly large organizations as well. On the Intentia side, there’s some very large local companies that Intentia has as clients, and there are some very significant clients that Lawson has as well, like Wal-Mart as an example. And so we don’t go looking for them. In fact, most of the time those customers come to us because they’re dissatisfied with their current supplier of probably either Oracle or SAP.

But we plan to continue to focus primarily in this mid-market sector, because as you can see, a lot of the firms that played there in the past have disappeared over time. So their brands have been absorbed. Great example are JD Edwards and PeopleSoft that were acquired by Oracle in the last year or so. You know, in the US in particular, those were the primary mid-market brands, and Lawson would’ve fallen somewhere below that.

However, now that they’ve been absorbed into Oracle, Oracle certainly does not stand for manufacturing distribution sector, it does not stand for the human resources sector, and these are the two brands that both JD Edwards and PeopleSoft occupied. So therefore, we think there’s a great opportunity to penetrate that space going forward. And in fact, a lot of those customers, JD Edwards and PeopleSoft customers have already contacted us, suggesting that they’re about to be forced by Oracle to undergo some very complex and costly migrations to next generation of software.

And given that that is going to cost them somewhere between $5-$10 million, they owe it themselves to evaluate alternatives, and we are the logical alternative. There is no logical alternative besides ourselves. So I think we’re poised to penetrate this market significantly. It’s no secret that Microsoft would like to move up-market. It’s no secret that SAP and Oracle would like to move down-market.

Both entities, SAP and Oracle have issues coming down, Microsoft has issues coming up. Their products weren’t designed for this space. In the case of the smaller vendor, their go to market strategies don’t match the requirements of people in the mid-market, and the size of the large companies coming down, the total cost of ownership is prohibitive, or the complexity is prohibitive, which creates a large cost of ownership.

So we think we’re well-positioned because first of all, it’s our history. We clearly have 80% of our references are there, our level of sophistication, complexity and cost match those requirements of the customers in that sector.

So in summarizing my section, this is a complementary coming together of two firms that match each other exceptionally well. And once you found a partnership like that, I know that there’s always an element of risk when two companies of a certain size get together, people say there’s an integration risk, there’s an execution risk. That’s true, but you can also reduce that risk by looking for organizations that in fact complement each other than in fact compete with or overlap with each other.

In the case of an Oracle, PeopleSoft, JD Edwards, it was a competitive environment. They were offering pretty much the same kind of things. There was all kinds of strife internally. People were distracted by what it meant for them. Pipelines were disrupted, territories were disrupted, customer contacts were disrupted. The strategies about the future product was all disrupted.

In our case, none of those issues exist. And likewise, in most cases, technology bases and technology preferences were disrupted. In our case, that doesn’t exist at all. So I think if there is an opportunity to reduce risk, we certainly achieved a partnership or a collaboration between the two firms that makes it probably as low as you can possibly get in terms of risk.

As a result of the two companies coming together, we’ve taken and we’ve shared the benefits of the history, the customer bases, the management, the expertise, the board members are coming together collaboratively to create this new organization. Over this last nine months, it has taken us quite a long time to get where we are today. However, we haven’t let that time slip by idly.

We’ve been very, very busy in preparing ourselves for the first day of operation, so that we can have a very good running start. So each functional area, beginning in July of last year started working on the integration of the two organizations. We came up with a master list, and a list by function of the tasks that needed to be achieved by integration date, and then also 30, 60, 90 days post-integration date.

At that time we thought that integration was going to happen sometime in October or November. We in fact were ready. Had we been given the green light, we would’ve been ready to execute and integrate the companies at that time. As we’ve had longer, we’ve just been polishing the apple even more. So I will tell you that many of the things that were projected to be 30, 60, 90 days post-integration have in fact been completed today by each functional area.

And there are only some things that we have been prohibited from doing because we’re not functioning as one organization. So we’re exceptionally well-prepared to execute on day one. Integration will be fairly quick, and it should be transparent to our customers and to our prospects. In terms of the organization, the organization is made up some of the senior management from both companies.

We’ve had the benefit of being able to cherry pick what we believe are the best individuals from both companies to lead their respective sections. Bertrand Sciard will run the sales and consulting organization globally. Bob Barbieri will act as the company’s CFO. Dean Hager, who is the Chief Product Officer at Lawson today will be in charge of product strategy.

Guenther Tolkmit, who is the Chief Product Officer at Intentia today will head up development. He has many years of experience at SAP as well. Henning Schulze-Lauen will head up customer support on a global basis. He comes to us from Intentia. Travis White is new to the organization, he will be our head of marketing, but he spent nine years in a similar capacity at JD Edwards.

So he’s very much in tune with the market, and understands the target market that we’re planning to go after in the US. Bruce and Kristin both come from the Lawson side in terms of their respective responsibilities. All right. I’m going to stop there. I’m now going to hand off to my colleague, Bertrand Sciard, who will take you through a little bit about the Intentia organization, its transformation and also our go to market strategies in the new Lawson.

Bertrand Sciard – Intentia International - CEO

Good morning, everybody. I think this is maybe, and hopefully this is the last time I’m speaking to you as a CEO. You know, I enjoyed the job as CEO of Intentia, but I think now it’s time to move to something else. So I’m going to cover very quickly one part of what I did over the last two years as CEO of Intentia. Basically, I would say to transform this company.

When I joined the company in 2004, all of you in Sweden, you knew that this company was a great company, but that needed some transformation, you know, that this company could not survive under the management they had in place and the strategy that they were following. So the first thing, joining the company that I did was to recapitalize the company because the first thing we had to do is to make money.

I know that sometimes it can shock some people when we say that. But at the end, you know, if you don’t make money, you don’t stay in the game and you can’t survive. So it was very important for the first time, maybe of its history that this company makes money. And if you have seen, I would say I think months ago when we released our Q4 and full year results they say Intentia made profit for the first time during the last ten years.

And that was, for me, the best reward I could have gotten. So that was the first thing, to be able to do that. So we brought Symphony and Tennenbaum on board. And as you can see, this performance was great because when I joined the company or when Symphony invested in this company, the stock price was at six SEK. So in less than two years, we tripled the market cap of this company.

So I think from a shareholder’s point of view, this is a nice journey, and I do hope that we’re going to have the same journey together in the new company. So now if we go to the product, as I keep saying, you know, if you just, queue all the products, that you don’t realign the company through a new strategy, if you do not reinvent yourself, you’re going to have to do that again.

So the things we did together as a team is that we strategized the product, we decided to focus on the five industry instead of 20 or 30 industries we are going after. Then we decided to increase the development headcount we had. You know, we had only 300 people in the development. Now we have almost 600 people in development. Why?  Because we decided to invest in the offshoring.

Everybody’s doing that. We’re the only company in the top ten software vendor having no offshore operation. So we set up our operation in India, one in Mambai, the other one in Bangalore. That gives us a lot of strength in our developmental organization. Then we had to be much more customer-focused. This company was too much new name account, always going after the new name account.

So we had to be customer-friendly, customer-focused. So the majority of our effort over the last two years was to be very close to the customers, and the majority of the revenue we got in 2004 and 2005 came from the customers, more than 50% came from customers. We increased the maintenance revenue. If you remember, for some of you that are following what I said, you know, over the 24 months, you can see that I’m consistent in saying that.

Our maintenance revenue represented only 18% of our revenue two years ago. This is not the sign of a well-run company. A well-run company has something in the range of 35%-40%. If you take SAP, Oracle, the big guys of this world, this is what they have. Right now we are at 22%-23%, so we have a huge improvement, but we still have a long way to go. But it’s a positive sign.

Last year we grew our maintenance revenue by 9%. So it proves that we’re on the right track. But, you know, I keep saying that a good company has three main, I would say asset, or three core assets. Shareholders, so some of you in this room, people and customer. But for the time being let’s forget you in this room, I would say our shareholders, because I think you are happy, if the people are happy and the customers are happy.

You cannot run a company if you don’t have I would say satisfied customers and good employees. So we rebuilt entirely the management team because we had a fantastic team of people with Intentia, but when we need to, we deserve to have another management style. So we have created our management, with new hire like Guenther Tolkmit, that was the CMO for SAP, and various people that joined the company.

So the result of that was you can see this picture shows a flat revenue. First of all, you know, it’s better than a in decline revenue. You know, for the last three or four years this company was declining. This is a flat revenue quarter over quarter, but what it doesn’t show is that our license revenue grew. So the product mix changed. And that was a management issue.

We decided with Arthur, the CFO of Intentia, who is also in this room, we decided that we would not go after the services business that doesn’t give us the good margin. Meanwhile, the maintenance revenue grew by 9% last year, and our license revenue grew by 11.7%, and grew over 20% in the EMEA. If you have in mind that the market grew only 3%-5%, that clearly means that we gained market share.

So we are now a strong leader in our market. This is exactly what Harry said. We want to dominate the markets we are addressing. We don’t want to dominate the world. You know, we are not a SAP wannabe company or whatever. We want to dominate the markets we have chosen. Then on the product side to be fair with the former management, I didn’t show the path, because the path would have been somewhere maybe under the stage, and we did not have a screen big enough for that.

But right now you can see the improvement, and maybe you can wonder this small drop but this is something I commented when we raised our Q4 and our full year performance. This is mainly due to some technical reasons, like offshoring, for example, that had a major impact in our Q4 performance because we had to pay a lot of things for the offshore. And at the same time, we were transitioning I would say on-shore people to offshore. But this is the trend that is very important to see. So now I think this chart is a little bit misleading. Now it should say designate COO for Lawson, because now I’m going to forget my CEO hat, and I’m going to wear my COO hat, that I should wear within a week from now.

So this is the market that at high level, I would say how I describe to you. Currently, what the different analysts are saying is that the market represents around $6 billion. The market we can address as a standalone business, if you are Lawson as today, its $1.1 billion. Intentia, we have a broader market we have the manufacturing and distribution market that is maybe a little bit bigger, that surely I would say the HR, financial, within the head count, so on and so on. So it’s $1.7 billion. That is not that much bigger than the Lawson market. So together, you know, I would say as a standalone business, as you can see, it’s not a big market. Combined together, where we combined all our strengths together, it’s $5.6 billion. We’re not talking one plus one. One plus one gives three or four. So this is, you know, as they say, you have the perfect storm or whatever.

This is the perfect wedding, this is the perfect merger, because one plus one is going to give three or four. And I’m going to show you why that is and what we are going to do. Bear in mind that $5.6 billion, this is the market we can address, this is not the market we are going to address, because there is one thing we’re not going to do. We’re not going to fall in the same trap that many companies fell into, is to say we are going to go after everything here.

We are going to qualify very hard, because we want to win at least two out of three deals we are involved in. We don’t want to be there to justify why people should choose SAP or Oracle. So we want to be the leader, and they are the alternatives, we are not the alternative, they are the alternative. So that makes a lot of difference. So the market we’re going to target is a $2.5 billion market.

So if we look at the market now with more granularity, we go from 37 feet to 10,000 feet, basically you can see that roughly 40% of the market is purely Intentia. 45% is purely Lawson, with the M3 and S3 product that I’m going to go over later on. And you have something in between that we are sharing. And a good example in the retail business is Polo.

Everybody knows Polo, you know, Polo Ralph Lauren. And Polo is a customer of Intentia. They have manufacturing and distribution. So they run I would say their manufacturing and their warehousing and so on, and supply chain with our product. But from a back office point of view, we were not strong enough in the US. So what do they do?  They bought Lawson product.

So they have the Lawson product as a back office. So it’s a perfect, I would say joint project where we were not even together. So it proves really that the market sighted even before us that it would be the perfect merger. So this is what we have in common now. Built on that, we have new opportunities that maybe it would have been difficult to envisage as a standalone business, and these opportunities are here in the utilities, transportation, education and environment.

Now, if we size this market, as Harry said, we had a very long engagement, a long fiancé, you know?  So it gave us a lot of time to think about that and to go in many details. You can see that we are talking about I would say reasonable size, and this is the market absolutely we want to lead. You may wonder sometimes why do you want to be in this market?  This market is much smaller than the others.

Yes, you’re right. It’s a $120 million market, it’s a small market compared with the others. But this is a market where we can absolutely leverage brand awareness. You know, when you have as a customer Gucci, when you have as a customer Christian Dior, when you have Polo, everybody knows these people. And you know the story. When I joined Intentia, I told my friends that I was the CEO of Intentia, and nobody knew Intentia.

At the same time, a friend of mine was appointed as CEO of Christian Dior. Christian Dior is the same size of Intentia. Everybody knew that he was the CEO of Christian Dior. So it’s unfair for me, but this is a fact. So we have to leverage the fact that here we have customers with big brand, and we are going to be very careful about the money we spend. We are not SAP, we are not going to advertise in every airport.

We are going to be very conscious about the money we spend. That’s a good way to spend the money, is to use the customers we have. So that’s the market we are going to address. So now let’s go about the fact sheet. How are we going to execute?  Because at the end, you can have a question, what are the risk about this merger?  I see only one, is that if you don’t execute.

But if you remember, I told you several time in this room what my plan was and how I turn around this business at Intentia, is that you execute. You implement the decisions that we have taken. We can discuss, spend a lot of time about decisions, but when it’s time to execute, you execute. So we are going to execute this plan exactly like I’m going to show you.

So the first step is that we are going to cross-sell the manufacturing and distribution products, the Movex product. You are going to cross-sell that in the US. We have a huge opportunity, as Harry said, because we have this huge consolidation and there is nobody really that can talk to mid-sized companies now that is critical in the market, this is only Lawson.

Then we’re going to, of course to sell the classic Lawson and Intentia. Second step, we’re going to sell the BPM, business process management and business intelligence that Lawson has developed, and they have a very, very strong product. We are going to sell that into our strategic verticals, and everything’s ready for that. And of course, we have a huge opportunity to sell the human resource, human capital management product,

HR product that Lawson has, to dominate the US market, that we are going to sell from 30 countries first, but we can sell then at globally even to countries like China, Japan.

What we’re not going to do on the first day because we need too much effort in localization. Last step, we’re going to expand in some key markets. For example, as Harry said, Lawson is dominating the healthcare market in the US. There is a strong need by healthcare everywhere in the world. We all know that in our Western countries, at least, healthcare is going to be a big worry for all of us.

We know that, this is the major spend from our government; from I would say local government or global government. So this is where we want to have the same market share in Europe that we currently have in the US. Finally, this is the way we have the two products. As Harry said no overlap. We have to make, move, maintain, which is the Movex product.

Addressing this, so you have to utilize that, okay?  And S3, the staff, source and serve is addressing this market. So we have the M3 and the S3 product. At the end, as I told you, nothing can be done if you don’t have the right people. This business is about people. We have a product that is good enough to win any deal, bad enough to lose any deal.

So as I think it’s a product that is good enough to win any deal, everything is down to people. And as you can see, you know, we have, in America, first of all I’m going to be the one that is going to lead the sales side. It’s too important to have the layer between me and the people. Joanne Byrd coming from Lawson is going to run America, Frank Cohen coming from Intentia is going to run EMEA, as he is currently running, and he did a great, great job, because he grew license revenue, as I told you, over 20% last year.

And Asia/Pac is going to be David Hope, whom is currently working for Intentia. He’s an Australian guy, based in Singapore, he knows this market inside out too. If we go to the services business, services, this is a business that needs to be managed on a day-to-day basis. It’s a very big part of our revenue; it’s going to be around 40%-45% of our revenue. So it’s a key business.

So I needed to be seconded, I cannot be everywhere. So I hired Jim. Jim has a long experience, and he’s a very talented guy, highly respected in the market. He worked several years at JD Edwards, running the services organization at JD Edwards. He currently works for Intentia, he’s head of services for Intentia, and he’s going to be seconded by Rob. Rob is currently running the Lawson services organization in the US.

By Steven Thornton, that is an Intentia executive out in, based in the UK. And by Linus Parker, who’s an executive or so, a British executive based in Sydney. So that’s the team. This is a very small team, this is almost a hand. And that’s the way I want to manage this business. What it means also if you see that, is that there is no disruption in the business.

Nobody can say the day after the merger, tell me, Bertrand, what is my territory, how many customers do I have, what is my quota, what is my bonus plan?  I would say you know what?  This is the bonus plan you had yesterday, this is the territory you had yesterday, and the customers are the customers you had yesterday. And if the customers cal me or Harry and say who’s my new account executive?  I say the guy you had yesterday. No changes at all. The only thing we’re going to do is that as we want to cross-sell and sell more, I would say M3, Movex product in the US, we need to hire new people in the US to sell manufacturing and distribution. And also, Lawson already anticipated that. We have already, I think more than ten people already there on board. They are just in the starting block, waiting to start to sell Movex.

So this is the only thing that can be different. Everything else is absolutely the same. Finally, if we see a new company, your new company is very well-balanced, and very well, I would say balanced versus the market.

The market, in other words is 40-40-20. 40% Europe, 40% EMEA, and 20% Asia/Pac. Your company now is 45% US, 45% EMEA and 10% Asia/Pac.

But before we think about growing aggressively the business in Asia/Pac, that’s make sure that we have I would say solid footprints into the US and in EMEA. So our main focus is going to be still in Europe and in the US. Then we see how we can exploit the opportunities in Asia/Pac. But having said that, it means that if you are global, if you have operations in Japan, in China, in Australia, we can follow you.

That’s the message we are going deliver to customers. So thank you very much. As I told you, I think this is the last time I speak to you as a CEO. But hopefully, I’ll still be there as COO will still be based in Stockholm, and I will still have the pleasure to meet with you when we release our performance. So now it’s time to hand over to Bob Barbieri, the CFO of Lawson.

Bob Barbieri – Lawson Software – Chief Financial Officer

Bertrand, thank you very much. I had the honor to address an audience similar to this, and some of the same folks this past June, when this was a concept, an idea. I think both companies have made tremendous progress, as this deal has. What I’d like to do is update everyone here on that progress. I’d like you to take away two things:  Lawson as well as this combination is very, very strong financially.

Cleanly governed, strong balance sheet, very powerfully set up to launch this new combination. And second, both companies have continued their progress toward improvement, improving their financial performance over the past periods. So again, good momentum toward this launch. So what did we do?  We focused around a number of concepts of execution.

On the Lawson side, product quality. Our field and our sales execution. Our management of expenses, not only prudently, but intelligently. Continuing our development of R&D, new products, new technology offerings, continuing the mobilization of getting our field organization in the right places, in the right verticals, but also managing the expenses to a proper, more profitable level. Global sourcing. Take, our customers are global, our markets are global, our competition’s global.

We are now more intelligently taking advantage of it. Bertrand mentioned going to India for certain global sourcing opportunities. We’ve done that. We’ve also begun plans, and we’re very late stage in a launch of capabilities in the Philippines. So we can follow all of our customers around the globe. We’re operating our own infrastructure. Companies in many cases are only as strong as their own weakest link, and we wanted to ensure that our infrastructure, our own technology, our own ability to make high speed and tactical decisions around the globe was helped by our own internal infrastructure.

We’ve taken a number of important steps there. And we’ve established a culture that will keep these results going. Intentia shareholders have enjoyed the benefit of positive movement of stock price. In fact, I think you mentioned three or four times what the stock price was two years ago. We hope to continue that momentum. And we’re doing all of this as an entry point to continue that forward.

This is Lawson as a standalone organization growing in revenue. So when you go through this kind of transformation, as Bertrand mentioned, in many cases the risk is that revenue will go down, or you’ll have some sort of setback. What Lawson’s done, and I’ll show profitability as well, is grown significantly in profitability. And again, the journey’s not complete. The journey, we’re in the middle of that journey, we will continue this trend.

We’re also growing the top line, growing our revenue, growing our connectivity to customers. On financial synergy from this transaction, what I’d like to do is introduce at a high level, many of these are very detailed. So each of you should have received offering documents and prospectus on the value of this deal. There’s a whole lot of detail and very granular planning that sits behind us.

But in any cases, we do consider that we’ve done expert planning, that we’ve come together as two teams, as two groups of leaders, as well as all the way through the organization. Come together to turn these ideas and concepts into hard plans, into executable to-do list and action item. We are ready to launch starting next week. There was a number of accounting considerations due to the leadership of Bertrand as well as Arthur.

The Intentia organization did a significant conversion of their historical financials that were in Swedish GAAP or IFRS to US GAAP to facilitate this particular deal. And in all of that, examining 10,000 contracts and thousands of employees and ex-employees, uncovered nothing adverse. Basically, very, very mechanically putting all this together so that financial information now sits on a global basis, and can be reported upon and compared to as a global company called Lawson.

There’s a number of ins and outs, probably not the right setting to go through it, but I will be available for questions. There’s also, as part of this transaction, certain accounting events that occur as well as effects to our financial statements. Everything in our offering documents contemplates all of the proper accounting that we’ve done in the past as well as going forward.

So everything you see contemplates all of these highly complex rules and regulations done and embraced by public accounting firms for each of the two companies. Where do we see opportunities for additional value creation?  Certainly, in all acquisitions, hopefully those well execute. There’s a combination of cost improvements, and there’s a combination of revenue opportunities.

We certainly see opportunities on both sides of this. And what I’d like to do is first introduce certain things on cost. I think each company, again has performed very well, improved its operations, streamlined where necessary, created good momentum going into this. But we don’t believe that journey’s over. We certainly believe, on a combined basis, while this is not a cost savings type of deal, much of this deal, the true value is continuing global expansion.

There are certain redundancies in cost. There’s real estate, there’s duplicate sales offices and other field offices around the globe that we’ll take care of. Shareholders should not pay for duplication. And there’s other redundant staff, contractors and other support organizations that we will only need one of, not two of to support ourselves worldwide. But then as we move forward, we believe our consulting organization, run as one single global structure will be made continually more effective and more efficient as we move forward.

I have some very good hard plans there. Bertrand introduced maintenance, and he introduced that concept of where you move up in the percentage of revenue, and where you move up in your own discipline and performance. We will continue that journey. We think there’s been very, very good momentum on each side of things, and we think that will continue, and we’ll take advantage of global sourcing, not only from a cost management, but also from a capability.

Many of our customers are now saying we want an alternative of SAP and Oracle. And in order to do that, you need to be 24x7 in support, and you need to be globally based so you can follow their operations around the globe. And we are prepared with hard plans to do that on a number of fronts. We also believe, and you’ve heard this from both Harry and Bertrand, that there’s very ample, if not significant revenue opportunities.

Certainly, we will capture what is going on in the marketplace. At this print time, 3%-5% was looked upon as the market growth. Some people may have higher percentages. But in any case, whatever it is, we will continue to capture that as a combined company. That’s the first layer. Second layer, we believe we have cross-sell opportunities. Bertrand mentioned many of those, where our products or services would translate well into what was formerly one of the two companies’ target markets.

We believe taking the M3 products, geared around manufacturing into the Americas, significant opportunity due to the absence of JD Edwards, and to a degree, PeopleSoft as standalone companies. We also believe human capital management, management of workforces around the globe, very critical, very important. No single company stands dedicated or predominantly focused around that other than this combination.

So overall, inside of the documentation that each of you have seen, we had in the first 12 months, again, growing at market, plus layering on an additional $6-$10 million of opportunity. But that is only the beginning of the journey. As you see, on a three-year basis, we believe there are significant numbers and opportunities due to this combination. So we do think the value capture should be very attractive to not only, again, convert to one Lawson global organization, but also to continue to hold and disproportionately grow and achieve results.

So in summary, we believe we’ve prudently managed and planned our integration. We do see incremental not only market-based growth, but incremental license revenue due to this transaction above and beyond what you’ve seen. That we size in our documentation $6-$10 million. We see additional call synergies of $15-$18 million. And that is above and beyond all of the good cost and performance management that each company has already done.

We’re taking you through our results. We exited our last quarter with an operating profit on a percent of revenue at 15.2%. That was our long-term corporate goal. Bertrand mentioned the profitability journey going from, again, the screen that doesn’t exist below the stage, all the way to profitable, solid profitability in the last quarter. Both companies are on a very solid ramp that way.

We believe and we target that this combination, at the end of this fourth quarter of operation as one joined global company, we’ll have that same 15% return on a global basis. The next point is accretion. Accretion’s a concept, and I’m not comfortable that it translates well everywhere. But what it will say is this will be additive to both companies’ profitability by the fourth quarter of operations.

So we will pass that accretive test inside the first year. And we certainly will continue to guide and provide full transparency as well as detail information for all shareholders worldwide. On a US GAAP, considering all of the different accounting rules, as well as some of the discreet disclosures required that are called Non GAAP. So investors better understand cash flow generation and operations.

I should close with probably the best stamp of health for organizations, that’s cash position. Lawson stands today with about $280 million US in cash, and no debt. Very, very strong, very solid, very poised to take advantage of great future opportunities. With that, I’d like to turn it back to Harry Debes.

Harry Debes – Lawson Software – President and CEO

Thank you, Bob. All right. So hopefully, by now you are completely familiar with the nature of the transaction, the exchange ratios, the shares, etc. And that’s certainly well laid out in your documents. Of course, one of the conditions is that we do need 90% of Intentia shareholders to tender their shares, and pretty soon, actually. Monday, in order to get past this. I think we’ve taken you through the rationale of the combination, of why it makes sense, why, where both companies have come from and what we’re planning to do.

This is what the new Lawson starts to look like, from Lawson’s perspective anyways, and by the way, Intentia looks somewhat similar. The new Lawson now is truly a global force in the world, well balanced, as Bertrand said, from a product portfolio, from a revenue source portfolio, etc. This is the remaining timeline. This was the issues that we had to deal with. We pretty much got all of those completed, and now what’s left is the tendering exercise, which completes here on Monday evening.

So this is the first part of the objective. I told you that the first objective of today’s session was to convince those remaining shareholders to tender their shares. And by the way, yesterday we were in London and met with a number of institutional shareholders. We met with I think four or five, and they were all significant, all held several million shares of Intentia stock.

All of them committed to us that they were enthusiastic about the deal, and that they would in fact vote all their shares. We asked them the question is there any reason or any reservation that you might have?  There were none. In fact, they offered to assist any shareholder who was in doubt or was uncertain, they said give them our numbers and we’d be happy to speak with them to convince them because we see nothing but good value in this transaction.

So that was very encouraging. That’s the first thing. What about the second part of the objective that I talked about?  Which was we’d like, obviously folks to tender, but then we’d like to suggest that it might be a good investment over the long term. Why is that?  You know, Bertrand and I didn’t spend a lot of time since last June beating our chests and saying how wonderful things are going to be or how wonderful things are, because frankly, they weren’t that wonderful for both Lawson and Intentia.

And a lot of people were doubting the viability of these two companies, you know, didn’t have a group track record, didn’t have a great history, could you make something work?  And we had to lay low for a while because at the end of the day, as Bertrand mentioned, execution is what it’s all about. And why should anybody believe us given the fact that the companies have struggled historically?

I think we’ve managed to open some eyes in the last year on both sides of the ocean. Intentia has managed to transform their business. Lawson has likewise transformed their business. I think we’ve demonstrated that we can in fact execute a business like this, and that the combination gives us, in fact that jumping off point to be even better. So the reason I’m here and the reason that Bertrand’s here and the reason that we think we can in fact transform the new Lawson into something great is, you know what?

We’re making history in the IT business, in the ERP/IT business. And I think people will look back in a couple of years and say this was a launching point for the new Lawson to in fact become a long-term, credible, significant global player in the market. Not that at $750 million, we aren’t already significant. But we have aspirations well beyond that. And first thing of course is to demonstrate and prove ourselves every quarter along that journey.

This is not about believe us, we’ll be great three years from now. It’s believe us for the next three months, and then believe us for the next three months, and then believe us for the next three months, because we’re going to demonstrate that we deserve your commitment and your respect. And that is by turning the promises that we make into reality every quarter, and delivering on that consistently.

It’s not that complicated when you boil it all down. It is, number one, focusing on execution, as we have done in the past, continue that focus, be unrelentless in terms of focusing on the things that differentiate us in the market, and taking advantage of those opportunities. Clearly, complete the merger, there’s some integration work still left over, but I think we have that pretty well-surrounded, and we can get that done very quickly.

And then grow the business. The market opportunity is huge. Sometimes at the end of an interview or end of a meeting, customers ask us what are we missing, what is it that we don’t know?  Let me tell you what you don’t know at this point. Those customers who are JD Edwards or Mapics or PeopleSoft accounts, years ago, when they made a selection to buy Mapics or JD Edwards or PeopleSoft, could have chosen Oracle or SAP or Infor. They did not, they did not choose those vendors.

They could have chosen them, but they did not because for a variety of reasons, those vendors were not appropriate for their businesses. Those customers now have no choice, they were sold into those companies, and it is not a comfort zone that they have, especially given that those companies have future plans to extract revenues out of them that those customers feel uncomfortable with.

In the next two or three years, those customers will be forced with massive upgrade charges. When that happens, they will be forced to contemplate alternatives, and I think we will be primed and ready to take advantage of that opportunity. We don’t have to win 100% of those opportunities. We don’t have to win 50%. If we even win just 10% of those opportunities, believe me, it’s a meaningful number to our business, where we could significantly grow our business, well beyond the figures that Bob showed in terms of the short and medium-term.

So that’s what I think people are missing and probably don’t understand the true long-term potential of this combination. Proof points, we already have three proof points where we were asked to engage by customers who were facing such major changes that these other vendors, Oracle or SAP were forcing customers to go to those migrations, which were hugely budgeted items. Those customers were uncomfortable with that proposition.

They contacted us, shame on us that that happened, they actually contacted us, we didn’t contact them. We didn’t have enough feet on the street, but they contacted us. In all three engagements, we’ve won. You know, they wouldn’t have had to relicense, because they already had an agreement. They would’ve simply had to sign an addendum to their existing agreement.

They chose not to. They chose to select a new vendor, and that was Lawson. I think in the Lawson-Intentia opportunity, that opportunity increases exponentially because we have that many more products, and we can truly service these customers on a global basis. And that’s why we created an entirely new logo and perspective and attitude for the company, to represent a new business.

Not the old Lawson, not the old Intentia, but a new business, a new business that is truly global, and that will transform our organization, our market, and hopefully become a long-term, very successful player in this space. All right, thank you very much, ladies and gentlemen, that concludes our comments. But we do have the opportunity now to ask some questions, and Daniel is going to act as moderator.

And you can pose questions to myself, Bertrand or Bob.

Daniel Svensen - Moderator

Thank you very much for an interesting presentation. My name is Daniel Svenson and I am from [Bosvinka]. There will be opportunity for questions, but I have to repeat them if they are from the floor because this presentation is being recorded. There is also the telephone conference which we will turn to a couple minutes.

I’ll kick off with one question concerning where the market, both Intentia and Lawson have had a better growth the last couple of quarters than a couple years ago.

Do you believe that we see a new upgrade cycle being entered into at this point in time, which people have been waiting for, for perhaps five years or so?  How do you view the recent developments?

Harry Debes – Lawson Software – President and CEO

Let me speak to the Lawson side, and I’ll ask Bertrand to also speak on the Intentia side. Actually, I do agree that there’s an upgrade cycle that’s beginning now. Because I think we all lived through the Y2K changes. That cycle of investment started around ‘95-’96, and it’s been ten years. You know, a lot of companies upgraded their systems to get them past the Y2K period.

And then immediately following that, as IT had sucked a lot of the capital dollars out of the corporations’ budgets for a while, other parts of the business needed to catch up in terms of their capital spending. So IT spending declined in the years 2001, 2002, 2003, and even 2004. I think starting in 2005, we saw IT spending pick up again, and I think it was a natural replacement cycle.

So that’s one fact I think on the Lawson side that helped us. Secondly, the fact that there have been fewer vendors in the market, you know, I mentioned before that Lawson might’ve been considered number five or six, and many customers don’t want to look at five or six different vendors in their selection, they’ll take two or three. Well, guess what?  As a result of the consolidation, Oracle can only propose one solution. They can’t propose four solutions from Oracle.

The customer says here are my requirements, you pick the right solution. Oracle, you have one bid, SAP, you have one bid. And by the way, we don’t want to just look at two, we want to look at three. Oh my gosh, maybe we should consider Lawson. In that environment, we have to look pretty darn good. And so I think both factors have helped us a lot. Bertrand?

Bertrand Sciard – Intentia International - CEO

Yes, it’s almost the same for the Intentia side. And I would say if you look at mainly Europe, because as we said, Intentia was mainly Europe, we grew our license revenue by 20%. And even if we look in the northeast, where we are very strong, I would say, if you look in Sweden, we grew by almost 30%. It is due to two reasons. So first of all, we have a lot of competitors that disappeared.

So we are down now to the choice between almost SAP in Europe and Intentia. And I think this one aspect is that our strategy was to focus on few verticals, and to make the life of our customers easier. Their job is to run more efficiently their business, not be IT or software expert. So they have complex process. They need to have a product that can cope with this complexity, but doesn’t add complexity.

And you have a lot of products that are available in the market that can cope with the volumes that they have, but would add much more complexity. So what you say to the people, you know, it’s a two-year or three-year project that is going to cost you X million. The people, they say over, that was good in the ‘90s, not anymore, guys. Now I want that now running in three or four months from now for this price, pay it.

And this is what we are very good at, because we brought a lot of expertise from the industry, from our customers and so on into our product. And we can deliver now, I would say a low-cost product to the market. And I think we are really, sincerely I think we are the only one.

Daniel Svensen - Moderator

Any questions from the floor?  A quick follow-up down there. I guess most people know of Intentia here in Sweden, but Lawson, which guys did you compete with in the US that disappeared?  And which are you facing now?

Harry Debes – Lawson Software – President and CEO

Well, primarily we competed with PeopleSoft, specifically on the HR side. PeopleSoft, you know, as a business started off with the human resources and payroll applications that was its strength. Even at the time that PeopleSoft got acquired by Oracle, at that time about 70-80% of PeopleSoft’s revenue was still in the human resources side of the business.

They then developed other applications, such as financials and procurement. By acquiring JD Edwards, they got into manufacturing and distribution space as well. So we primarily competed with PeopleSoft and Oracle. And that, and today our number one competitor in the US and globally on the Lawson side is Oracle. But we do about 15 to 16 new deals every quarter. We do about 100 transactions in total, about 15 or 16 brand new accounts.

And I’m telling you that we see Oracle in 14 or 15. And we win 14 or, you know, we don’t win all the time, but we do compete with them all the time. And I know that on the Intentia side, Intentia competes with SAP almost in every transaction or Microsoft in every transaction. So we’re not talking about two organizations that don’t know how to meet global giants in the space, and are shy about that.

We’re talking about two organizations who have in fact, against a lot of odds, been successful in the space. Now, given our greater strengths and global presence and financial muscle, I think we stand a much, much better chance going forward. So we actually equipped our salespeople with much better ammunition than they had in the past.

Daniel Svensen - Moderator

Any questions from the telephone conference?

Operator

If there are any questions from the telephone conference, please press star on your phone. You now have five second to press star. No questions at the moment.

Daniel Svensen - Moderator

Okay, we have a question here. I guess what will it cost to turn the S3 product that is US based into a European version?

Harry Debes – Lawson Software – President and CEO

That’s a great question. First of all, we already have about 130 customers in Europe. We have about a dozen customers right here in Sweden, we have about 100 customers in the UK, and then we have a few customers in

France as well. One of our largest accounts, Schlumberger has our systems installed, our back office, finance and HR system installed in over 100 countries around the world.

So there’s a lot of work that has already been done, but I don’t want to minimize your question, it’s a valid one. We think it’ll take us approximately one year to properly globalize the solution. And frankly, that’s a skill set and a discipline that Intentia brings to the table because Intentia has actually been operating successfully in more than 20 countries, in multiple languages and has localized their solutions.

It’s something that Lawson has done on a smaller scale. So Intentia actually brings that discipline, that skill set of how to release a product from multiple jurisdictions. So, but it’ll take us, before we get really comfortable that our HR and financials can work globally in all of the markets that we currently serve, it’ll probably take us about a year.

Bertrand Sciard – Intentia International – CEO

I would just add, as I mentioned in my presentation, that on our first step, as I said, we need to cross-sell the M3 product into the US. But we have an opportunity to sell the S3 product in Europe. And I said in the first set that we will do that only in three countries, and the good news is the three countries are the countries where we are the strongest. It’s in Sweden, it’s going to be in the UK and it’s going to be in France.

And if you look in our annual report where we are performing in Europe, this is the three largest regions with Intentia. And I said second step, we will go globally, but second step means, as Harry said, its at least a year we have, before we go to China, Japan, where it’s a very difficult market to address, you know, it’s a very tough market, let’s make sure that we have solid business where we’re already strong.

So this is what we’re going to do.

Daniel Svensen - Moderator

More questions from the floor?  In that case, I’ll ask a little bit about the margins. If one compares Intentia’s performance with Lawson’s, I find that the main difference is on gross margin. According to my calculations, Lawson is in the area of 50% gross margin, and Intentia at 45 or something like that. Of course, to achieve this 15% target that you have, it’s a really key thing, I guess to raise the Intentia figure there.

And I guess that boils down to improving the services margin. Could you talk a little bit about the initiatives on the services side, how do you want to raise that level?

Bob Barbieri – Lawson Software – Chief Financial Officer

Sure. A couple things. Daniel, good question. I would expand your hypothesis, however, that it is more than just services, though I will talk about services margins. First, number of initiatives. Certainly, I think on both sides of the organization, even though ours is at 60, the services component inside of our own gross profit as Lawson standalone is not where we want it to be.

We believe there’s significant future movement in improving that part of the services business, but we will run it globally. So how do you start to do it?  First, global sourcing will be important. And in fact, we have both started initiatives to more globally source the content delivered to customers at lower cost points, thus increasing margin. Second, we will expand our offerings.

In the world of services, there’s an entire spectrum of offering. Some offerings are very low margin, more or less commodity-like. Some are very highly valued by customers. So what we will do is change the mix. I think Bertrand, I think you’re already on that journey. When you look at the lower level, there are certain services that just are not profitable, and the customers are better doing it themselves or looking for different alternatives.

So we will better fine tune our model toward the higher value created services as well. But to get at gross margin, the other element that’s very important is your mix of business. What we talked about as attack and market opportunities, what turns into license fees, software sales is a very high margin. As you capture greater and greater market share, that accrues and that improves your gross margin because there’s a higher content from software sales.

Same thing with maintenance. I think one of the most significant gaps between the two companies’ performance is our maintenance journey started years ago, and we’ve made great strides as Lawson standalone. I think Intentia started more recently. And that they moved up, I believe 24% of their revenue is maintenance. For Lawson, it’s over 50% in certain quarters. That is a much higher component, much higher profit part of it.

So I think all of those mixtures, as well as just very good execution and focus on performance will improve gross profit for this entire company.

Daniel Svensen - Moderator

Okay. Questions?  I’ll turn to the telephone conference one more time. Any questions?

Operator

Please press star. No questions.

Daniel Svensen - Moderator

Okay. Might I ask a question about the research and development costs, then?  I don’t know if this is an accounting issue, but there I find a pretty big difference on the surface, anyway, between Lawson and Intentia. Lawson is at 16% of revenue, and Intentia is at 11%. Is this an accounting thing, or do you have higher costs when it comes to research and development?

Harry Debes – Lawson Software – President and CEO

We used to be at 19%. Richard Lawson himself, he’s a technologist, and a lot of times it’s about innovation that distinguishes you in the market, and you have to make sure that you go through certain investment cycles to make, sometimes you’re behind and you need to catch up, so you go through investment cycles to make sure that your products are competitive.

Then you look for new ways in fact to do development, and we have come up with what we think is a revolutionary new way of doing development. It’s a project called Landmark, and I don’t want to get into the details of it right now. But we promised that this would be our path to services-oriented architecture a year ago. The difference is that this year, at our user conference, which happened two weeks ago, we actually delivered our first module developed in this environment.

So whereas, you know, you hear promises from Oracle and SAP saying hey, you know, we’re halfway done because we have a plan, we didn’t take out ads saying we’re halfway done because we have a plan. We said you know, we’re working on something, we’ll let you know when it’s done. A year later we said actually, by the way, we’ve got a product not only finished, but in live production in a number of sites.

And by the way, later on this year we’ll develop, we’ll release three or four more products. It has improved productivity by programmers by a factor of 15 times. So the number of lines is 1/15th as many lines of code to generate comparable programming. So we have hopefully stumbled on something, not stumbled, but actually invested and made real a new development environment that we think will leverage us going forward.

One of the things that Bertrand said also is that what Intentia did is started to use offshoring for development. That does two things. Number one, allows you to keep your costs low, but actually increases your capacity. So I mean that’s one of the things that, you know, companies are looking for. How do I innovate, how do I continue to deliver value to my clients, but not overspend?

And, you know, in the traditional, historical model, it was all domestic, whether it be here or in the US. In the new model, going forward, in the new global economy model, you have to make sure that you resource your technical strengths where you can in fact find them economically, and therefore balance your organization. In the going forward business, we think that the right mix is somewhere between 12% and 15% in terms of R&D spend of the combined companies.

And that’ll change depending on where we are in certain investment cycles.

Daniel Svensen - Moderator

Okay. You have some new operations in Manila.

Harry Debes – Lawson Software – President and CEO

Yes. Lawson has started its own facility. The initiatives that both Intentia and Lawson had previously were with partners in India. And while that’s fine, I wish we had been in India 15 years ago, when it was still new territory, and all our competitors were starting. Today, India’s a completely different environment. Inflation for technology workers is 25-30%.

There’s incredibly high turnover, and we’re late to that market. There was no point in coming to that market late, facing these kinds of challenges. So we’ve decided to move to another market, where it’s somewhat earlier in the cycle. You have access to highly skilled people; rates are still very low and competitive. It’s a politically stable and economically friendly environment with certain tax advantages. And that’s why we opened up our own facility in Manila.

And by the end of this year, 2006, we will have over 200 trained resources ready to deploy. In the next year we plan to double that.

Daniel Svensen - Moderator

Okay, question?  What are your plans on moving onto a single technology platform?

Harry Debes – Lawson Software – President and CEO

Actually, the good news is that from a technology perspective, and if I’m talking about enabling technologies, the development environment, the Websphere environment, the database environment, we already are completely in synch. If you’re asking about code basis, is that the nature of your question, about code basis?  The answer is we have no plans to do that at all, because we believe that the M3 product and the S3 products were built to serve different markets, and we think we would be doing a disservice to our customers by combining them into one solution.

If we take a manufacturing product and put manufacturing capabilities into a services business product, that means the customers who are in, say the healthcare sector, have to deal with all the overhead about MRP and manufacturing requirements that they don’t need, it just complicates their life and makes us much more cumbersome and difficult to implement, to manage, to modify, to upgrade.

It makes the release cycles longer. But by keeping the products separate, we can in fact be much more flexible and focused on a given market. So we have no plans to merge, to fuse, as Oracle is doing, multiple products into one, none whatsoever. We don’t think it’s the right strategy. By the way, this was a strategy that we came up with lots of collaboration on the side of Intentia and Lawson, and lots of input from customers, and also industry analysts like Gartner and Forrester and AMR, who have all endorsed that strategy going forward.

Daniel Svensen - Moderator

Any more questions?  You have too much cash, one could say. Why do you keep so much cash on your balance sheet?

Harry Debes – Lawson Software – President and CEO

There’s never enough cash.

Daniel Svensen - Moderator

Yeah. But is it because you say your sales force needs that, that they can say look how much cash we have, we are here to stay?

Harry Debes – Lawson Software – President and CEO

That’s a very perceptive question because it certainly was true in the past. When you’re small and financially not particularly strong from a quarter to quarter basis, having a very strong balance sheet and cash in the bank is a great position to be in, because you have the sales force, can say don’t worry, we’re okay, we have lots of cash in the bank. I think as you start to become financially stronger, and demonstrate your ability to execute on a consistent basis, the need for cash, having a lot of dollars of cash on-hand goes down.

So there are a number of different things that we could do with the cash, and we haven’t determined what that might be. But the range is from, at one end, doing a buyback of shares. Another end is we could continue, we plan to continue to grow the business. So there are investments we could make to expand the sales force, to expand the new geographies, and also to make future acquisitions.

But that hasn’t been determined yet. Right now, we’re focused on two things. Number one, our quarter ends on May 31st, and we have commitments to our customers, to our employees, to our shareholders to continue to deliver as we have done in the past, that’s number one. Number two, we have a deal to close, hopefully on

Monday. And then we have an organization to integrate, and then that organization needs to execute at the same, or if not better level going forward.

So those are our focuses in the short term, but we do need to address the longer term. And I think you should expect in the next three to four months, we should become much clearer about what we plan to do going forward.

Daniel Svensen - Moderator

Any final questions from the floor?  Okay, in that case, there is not much left for me, but to thank you very much for an interesting presentation, and hand over if you have any concluding remarks.

Harry Debes – Lawson Software – President and CEO

Set your alarm clocks for Monday afternoon. Thank you very much, thank you for coming today.

Lawson has filed a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the proposed acquisition of Intentia by Lawson pursuant to the terms of the Transaction Agreement by and between Lawson and Intentia. The proxy statement/prospectus has been mailed to the stockholders of Lawson and Intentia security holders being U.S. persons. The security holders of Lawson and Intentia are urged to read the proxy statement/prospectus and other relevant materials because they will contain important information about the offer, Lawson and Intentia. Investors and security holders may obtain free copies of these documents and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Lawson by going to Lawson’s Investor Relations page on its corporate Web site at www.lawson.com. Lawson has also prepared a Swedish prospectus that will be submitted for registration by the Swedish Financial Supervisory Authority.

Lawson and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Lawson in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Lawson’s proxy statement, which was also filed as part of the Form S-4 submission filed with the SEC. This document is available free of charge by contacting the SEC or Lawson as indicated above.